UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-1)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

ISOFTSTONE HOLDINGS LIMITED

(Name of Issuer)

Ordinary Shares, par value $0.0001

(Title of Class of Securities)

46489B108**

(CUSIP Number)

Ip Kun Wan, Kiril

Managing Director

Direct Investment Department

China Everbright Investment Management Limited

40/F, Far East Finance Centre

16 Harcourt Road, Hong Kong

Tel: +852 2528 9882

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	This CUSIP number applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing ten ordinary shares, par value $0.0001 per share. No CUSIP has been assigned to the ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No 46489B108	Page 2

1	Name of reporting persons CHINA EVERBRIGHT LIMITED
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) WC, OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization HONG KONG
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 36,731,389
	9	Sole dispositive power 0
	10	Shared dispositive power 36,731,389
11	Aggregate amount beneficially owned by each reporting person 36,731,389
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 6.31%(1)
14	Type of reporting person (see instructions) OO – See Item 3

(1)	Based on a total of 582,504,751 Ordinary Shares outstanding as of September 30, 2013, as reported in Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC (as defined below) on November 26, 2013.

SCHEDULE 13D

CUSIP No 46489B108	Page 3

1	Name of reporting persons CHINA EVERBRIGHT INVESTMENT MANAGEMENT LIMITED
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization HONG KONG
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 7,842,499
	9	Sole dispositive power 0
	10	Shared dispositive power 7,842,499
11	Aggregate amount beneficially owned by each reporting person 7,842,499
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.35%(2)
14	Type of reporting person (see instructions) OO, IA – See Item 3

(2)	Based on a total of 582,504,751 Ordinary Shares outstanding as of September 30, 2013, as reported in Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC (as defined below) on November 26, 2013.

SCHEDULE 13D

CUSIP No 46489B108	Page 4

1	Name of reporting persons WINDSOR VENTURE LIMITED
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization BRITISH VIRGIN ISLANDS
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 9,412,421
	9	Sole dispositive power 0
	10	Shared dispositive power 9,412,421
11	Aggregate amount beneficially owned by each reporting person 9,412,421
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.62%(3)
14	Type of reporting person (see instructions) OO – See Item 3

(3)	Based on a total of 582,504,751 Ordinary Shares outstanding as of September 30, 2013, as reported in Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC (as defined below) on November 26, 2013.

SCHEDULE 13D

CUSIP No 46489B108	Page 5

1	Name of reporting persons FOREBRIGHT PARTNERS LIMITED
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization BRITISH VIRGIN ISLANDS
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 28,888,890
	9	Sole dispositive power 0
	10	Shared dispositive power 28,888,890
11	Aggregate amount beneficially owned by each reporting person 28,888,890
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.96%(4)
14	Type of reporting person (see instructions) OO – See Item 3

(4)	Based on a total of 582,504,751 Ordinary Shares outstanding as of September 30, 2013, as reported in Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC (as defined below) on November 26, 2013.

SCHEDULE 13D

CUSIP No 46489B108	Page 6

1	Name of reporting persons CSOF III GP LIMITED
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 28,888,890
	9	Sole dispositive power 0
	10	Shared dispositive power 28,888,890
11	Aggregate amount beneficially owned by each reporting person 28,888,890
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.96%(5)
14	Type of reporting person (see instructions) OO – See Item 3

(5)	Based on a total of 582,504,751 Ordinary Shares outstanding as of September 30, 2013, as reported in Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC (as defined below) on November 26, 2013.

SCHEDULE 13D

CUSIP No 46489B108	Page 7

1	Name of reporting persons FOREBRIGHT ADVISORS LIMITED
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization BRITISH VIRGIN ISLANDS
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 28,888,890
	9	Sole dispositive power 0
	10	Shared dispositive power 28,888,890
11	Aggregate amount beneficially owned by each reporting person 28,888,890
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.96%(6)
14	Type of reporting person (see instructions) OO, IA – See Item 3

(6)	Based on a total of 582,504,751 Ordinary Shares outstanding as of September 30, 2013, as reported in Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC (as defined below) on November 26, 2013.

SCHEDULE 13D

CUSIP No 46489B108	Page 8

1	Name of reporting persons CHINA SPECIAL OPPORTUNITIES FUND III, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 19,476,469
	9	Sole dispositive power 0
	10	Shared dispositive power 19,476,469
11	Aggregate amount beneficially owned by each reporting person 19,476,469
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 3.34%(7)
14	Type of reporting person (see instructions) PN – See Item 3

(7)	Based on a total of 582,504,751 Ordinary Shares outstanding as of September 30, 2013, as reported in Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC (as defined below) on November 26, 2013.

SCHEDULE 13D

CUSIP No 46489B108	Page 9

1	Name of reporting persons ACCURATE GLOBAL LIMITED
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization BRITISH VIRGIN ISLANDS
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 19,476,469
	9	Sole dispositive power 0
	10	Shared dispositive power 19,476,469
11	Aggregate amount beneficially owned by each reporting person 19,476,469
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 3.34%(8)
14	Type of reporting person (see instructions) OO – See Item 3

(8)	Based on a total of 582,504,751 Ordinary Shares outstanding as of September 30, 2013, as reported in Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC (as defined below) on November 26, 2013.

SCHEDULE 13D

CUSIP No 46489B108	Page 10

1	Name of reporting persons ADVANCED ORIENT LIMITED
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization BRITISH VIRGIN ISLANDS
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 9,412,421
	9	Sole dispositive power 0
	10	Shared dispositive power 9,412,421
11	Aggregate amount beneficially owned by each reporting person 9,412,421
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.62%(9)
14	Type of reporting person (see instructions) OO – See Item 3

(9)	Based on a total of 582,504,751 Ordinary Shares outstanding as of September 30, 2013, as reported in Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC (as defined below) on November 26, 2013.

SCHEDULE 13D

CUSIP No 46489B108	Page 11

1	Name of reporting persons CHINA EVERBRIGHT GP LIMITED
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 7,842,499
	9	Sole dispositive power 0
	10	Shared dispositive power 7,842,499
11	Aggregate amount beneficially owned by each reporting person 7,842,499
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.35%(10)
14	Type of reporting person (see instructions) OO – See Item 3

(10)	Based on a total of 582,504,751 Ordinary Shares outstanding as of September 30, 2013, as reported in Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC (as defined below) on November 26, 2013.

SCHEDULE 13D

CUSIP No 46489B108	Page 12

1	Name of reporting persons CHINA FOREBRIGHT INVESTMENT MANAGEMENT LIMITED
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization HONG KONG
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 7,842,499
	9	Sole dispositive power 0
	10	Shared dispositive power 7,842,499
11	Aggregate amount beneficially owned by each reporting person 7,842,499
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.35%(11)
14	Type of reporting person (see instructions) OO, IA– See Item 3

(11)	Based on a total of 582,504,751 Ordinary Shares outstanding as of September 30, 2013, as reported in Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC (as defined below) on November 26, 2013.

SCHEDULE 13D

CUSIP No 46489B108	Page 13

1	Name of reporting persons CHINA SPECIAL OPPORTUNITIES FUND, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 7,842,499
	9	Sole dispositive power 0
	10	Shared dispositive power 7,842,499
11	Aggregate amount beneficially owned by each reporting person 7,842,499
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.35%(12)
14	Type of reporting person (see instructions) PN– See Item 3

(12)	Based on a total of 582,504,751 Ordinary Shares outstanding as of September 30, 2013, as reported in Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC (as defined below) on November 26, 2013.

SCHEDULE 13D

CUSIP No 46489B108	Page 14

1	Name of reporting persons CSOF TECHNOLOGY INVESTMENTS LIMITED
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization BRITISH VIRGIN ISLANDS
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 7,842,499
	9	Sole dispositive power 0
	10	Shared dispositive power 7,842,499
11	Aggregate amount beneficially owned by each reporting person 7,842,499
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.35%(13)
14	Type of reporting person (see instructions) OO – See Item 3

(13)	Based on a total of 582,504,751 Ordinary Shares outstanding as of September 30, 2013, as reported in Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC (as defined below) on November 26, 2013.

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D (the “Original Schedule 13D”) filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on June 17, 2013 with respect to iSoftStone Holdings Limited, as previously amended by Amendment No. 1 (the “Amendment No. 1”) to the Original Schedule 13D filed on July 26, 2013 and Amendment No. 2 (the “Amendment No. 2”) to the Original Schedule 13D filed on November 4, 2013.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On February 28, 2014, the Sponsor entered into a letter agreement with each of (i) the Everbright Entities (the “Termination Agreement”) and (ii) Mr. Liu, pursuant to which each of the Framework Agreement and the Consortium Agreement was terminated by mutual agreement by the parties.

On February 28, 2014, the Everbright Entities entered into a consortium agreement with Mr. Liu (the “New Consortium Agreement”), pursuant to which each consortium member agreed, among other things, to form a consortium to (i) deal exclusively with each other with respect to the Transaction for three months after the date thereof (subject to certain exceptions set forth therein), (ii) conduct a joint assessment of the Issuer as promptly as reasonably practicable and share all information reasonably necessary to evaluate the Issuer, (iii) use its reasonable best efforts to work together to structure, negotiate and do all things necessary or desirable, subject to the Issuer’s approval, to enter into the definitive agreements in respect of the Transaction, (iv) incorporate a new company (“Parent”) and cause Parent to incorporate a wholly-owned subsidiary of Parent under the laws of the Cayman Islands to be merged with and into the Issuer upon consummation of the Transaction, (v) contribute, or cause to be contributed, to Parent all the Ordinary Shares beneficially owned by such consortium member or its respective affiliates, or have all the Ordinary Shares beneficially owned by such consortium member or its respective affiliates cancelled in connection with the Transaction, and (vi) allocate certain costs and expenses related to the Transaction. In addition, the consortium members agreed, among other things, not to (1) make a competing proposal for the acquisition of the Issuer, or (2) acquire or dispose of any Ordinary Shares of the Issuer.

The description of each of the Termination Agreement and the New Consortium Agreement set forth above in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of the Termination Agreement and the New Consortium Agreement, which have been filed as Exhibit 7.06 and Exhibit 7.07 respectively, and are incorporated herein by this reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as set forth below:

The information contained on each of the cover pages of this Amendment and the information set forth or incorporated in Items 3, 4, and 6 of the Original Schedule 13D, as amended by the Amendment No. 1, Amendment No. 2 and this Amendment, are hereby incorporated herein by reference.

(a) – (b)

By virtue of their relationships described in Item 2 of the Original Schedule 13D, each Reporting Person may be deemed to (i) constitute a “group” (within the meaning of Rule 13d-5(b) of the Exchange Act) with the other Reporting Persons and (ii) beneficially own the 36,731,389 Ordinary Shares collectively, directly held by CSOF Technology Investments, Accurate Global and Advanced Orient, which represents approximately 6.31% of the outstanding Ordinary Shares. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any Ordinary Shares (other than the Ordinary Shares shown on its cover page) for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person hereby disclaims membership of a “group” (within the meaning of Rule 13d-5(b) of the Exchange Act) with any other Reporting Person or any other person.

The Reporting Persons are filing this Statement jointly pursuant to Rule 13d-1(k)(i) promulgated under the Exchange Act, provided that, as contemplated by Rule 13d-1(k)(ii), no Reporting Person shall be responsible for the completeness or accuracy of the information concerning the other Reporting Persons making the filing of this Statement, unless such Reporting Person knows or has reason to believe that such information is inaccurate.

To the knowledge of the Reporting Persons, none of the persons listed on Schedule A of the Original Schedule 13D beneficially owns any Ordinary Shares.

Except as set forth in this Item 5, no person other than the Reporting Persons and their shareholders or partners, as the case may be, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares held by the Everbright Entities.

As described in Item 4 above, the Reporting Persons may be deemed to be a “group”, within the meaning of Rule 13d-5(b) promulgated under the Exchange Act, with the Founder, which beneficially owns 61,270,950 Ordinary Shares of the Issuer, as a result of the New Consortium Agreement (as defined in Item 4 above). However, the Reporting Persons do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) of the Exchange Act) with the Founder, and this Statement shall not be construed as acknowledging that the Reporting Persons beneficially own any Ordinary Shares held by the Founder or any other person or is a member of a group with the Founder. The Reporting Persons are only responsible for the information contained in this Statement and assume no responsibility for information contained in any other Schedules 13D filed by the Founder.

The above calculation of percentages was based on a total of 582,504,751 Ordinary Shares outstanding as of September 30, 2013, as reported in Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC on November 26, 2013.

(c)	The Reporting Persons have not effected any transactions in the Ordinary Shares of the Issuer during the 60 days preceding the filing of this Amendment.

(d) – (e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

The information regarding the Termination Agreement and the New Consortium Agreement under Item 4 is incorporated herein by reference in its entirety.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby supplemented by adding the following exhibits.

Exhibit 7.06	Termination Agreement by and among Accurate Global Limited, Advanced Orient Limited, CSOF Technology Investments Limited and ChinaAMC Capital Management Limited, dated as of February 28, 2014.

Exhibit 7.07	Consortium Agreement by and between Mr. Tianwen Liu and the Everbright Entities, dated as of February 28, 2014, filed with Amendment No. 2 to the Schedule 13D by Mr. Tianwen Liu on March 3, 2014.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 3, 2014

China Everbright Limited

By:	/s/ Tang Chi Chun, Richard
	Name:	Tang Chi Chun, Richard
	Title:	Authorized Signatory

China Everbright Investment Management Limited

By:	/s/ Ip Kun Wan
	Name:	Ip Kun Wan
	Title:	Authorized Signatory

Windsor Venture Limited

By:	/s/ Tang Chi Chun, Richard
	Name:	Tang Chi Chun, Richard
	Title:	Authorized Signatory

Forebright Partners Limited

By:	/s/ Ip Kun Wan
	Name:	Ip Kun Wan
	Title:	Authorized Signatory

Signature page

CSOF III GP Limited

By:	/s/ Ip Kun Wan
	Name:	Ip Kun Wan
	Title:	Authorized Signatory

Forebright Advisors Limited

By:	/s/ Ip Kun Wan
	Name:	Ip Kun Wan
	Title:	Authorized Signatory
China Special Opportunities Fund III, L.P. By CSOF III GP Limited, its general partner

By:	/s/ Ip Kun Wan
	Name:	Ip Kun Wan
	Title:	Authorized Signatory

Accurate Global Limited

By:	/s/ Ip Kun Wan
	Name:	Ip Kun Wan
	Title:	Authorized Signatory

Advanced Orient Limited

By:	/s/ Tang Chi Chun, Richard
	Name:	Tang Chi Chun, Richard
	Title:	Authorized Signatory

Signature page

China Everbright GP Limited

By:	/s/ Ip Kun Wan
	Name:	Ip Kun Wan
	Title:	Authorized Signatory

China Forebright Investment Management Limited

By:	/s/ Ip Kun Wan
	Name:	Ip Kun Wan
	Title:	Authorized Signatory

China Special Opportunities Fund, L.P. By China Everbright GP Limited, its general partner

By:	/s/ Ip Kun Wan
	Name:	Ip Kun Wan
	Title:	Authorized Signatory

CSOF Technology Investments Limited

By:	/s/ Ip Kun Wan
	Name:	Ip Kun Wan
	Title:	Authorized Signatory

Signature page